GROVE OPERATING, L.P.
                                598 Asylum Avenue
                           Hartford, Connecticut 06105

                                                                 August 10, 2000

[Name and Address of Limited Partner]


Dear Partner:

This letter supplements our letter dated July 10, 2000, to those former partners of The 929 House Realty Associates ("929 House") who elected to receive Common Units on the October 1998 preference ballot in connection with their share of deferred earnout payments.

A material development has occurred since the mailing of the July 10, 2000 letter that may affect your decision to accept Common Units rather than cash in connection with the 929 House final contingent earnout payment described in the July 10, 2000 letter.

On July 17, 2000, Grove Operating, L.P. and Grove Property Trust entered into an Agreement and Plan of Merger (the "Merger Agreement") with ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"). Equity Residential Properties Trust, a Maryland real estate investment trust ("EQR"), is the general partner of ERP. EQR is the largest publicly traded owner and operator of multi-family properties in the United States. Shares of EQR are traded on the New York Stock Exchange under the symbol "EQR".

Under the terms of the Merger Agreement, holders of Grove Property Trust common shares will receive $17.00 cash per share upon the closing of the merger, less an amount (not to exceed $3.5 million or approximately $0.29 per share) that may be expended by Grove to resolve certain potential liabilities. Holders of Common Units in Grove Operating, L.P. will have the option of receiving cash in the same amount as received by Grove Property Trust shareholders or 0.3696 units (as similarly adjusted, if necessary) in ERP Operating Limited Partnership for each Common Unit in Grove Operating, L.P. ERP would issue approximately 1,113,755 partnership units if all Grove Operating's Common Units were exchanged for ERP units. In the event that the potential liabilities referred to above cannot be resolved for less than $3.5 million, ERP has the option of not proceeding with the transactions contemplated in the Merger Agreement (the "Merger Transactions"). In such event, ERP would be entitled to reimbursement of certain expenses specified in the Merger Agreement. No offering of ERP units is being made pursuant to this letter, nor will Common Units of Grove Operating, L.P. be issued to any person who does not qualify as an accredited investor under federal securities law. Please refer to the legends appended to this letter.

The merger, which has been approved by EQR's Board of Trustees and Grove Property Trust's Board of Trust Managers, requires the approval of both Grove Property Trust shareholders and

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                          FILED BY GROVE PROPERTY TRUST
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      SUBJECT COMPANY: GROVE PROPERTY TRUST
                          (COMMISSION FILE NO. 1-13080)

Grove Operating, L.P. Common Unit holders. The merger does not require EQR shareholder approval or ERP limited partner approval, and is subject to customary closing conditions. Although there can be no assurance that the requisite number of shareholders of Grove Property Trust will approve the transactions contemplated in the Merger Agreement, a number of existing shareholders of Grove Property Trust, as well as the holders of the requisite number of partnership interests of Grove Operating, L.P. required to approve such transactions, have agreed to vote their interests in favor of the Merger Transactions, and the transactions are expected to close during the fourth quarter of 2000.

Certain parties, including Grove Property Trust's Executive Officers, have entered into agreements providing that they will vote all of their shares of Grove Property Trust and Common Units in Grove Operating, L.P. in favor of the Merger Agreement and the transactions contemplated in it. The parties to these agreements own an aggregate of approximately 31.6% of the outstanding shares of Grove Property Trust, and approximately 8.6% of the outstanding Common Units of Grove Operating, L.P. In addition, under the terms of the Merger Agreement, Grove Property Trust has agreed to vote the 68.1% of Common Units that it owns in Grove Operating, L.P. in favor of the Merger Agreement and the transactions contemplated under it.

Grove currently pays a dividend of $0.18 per quarter on its common shares, and Grove Operating, L.P. makes a quarterly distribution in an equal amount per Common Unit. Under the Merger Agreement, Grove Property Trust and Grove Operating, L.P. would be permitted to continue to pay such dividends and distributions in this amount up to the date of consummation of the mergers contemplated under the Merger Agreement, subject to reduction based upon the transaction costs incurred by Grove in connection with the Merger Transactions.

Pursuant to an agreement (the "Redemption and Distribution Agreement") among Grove Property Trust, Grove Operating, L.P., Damon D. Navarro, Joseph R. LaBrosse, Edmond F. Navarro and Brian A. Navarro and a limited liability company owned by them, the four retail properties currently owned by Grove Operating, L.P. would be acquired by this limited liability company for an aggregate price of approximately $21.7 million (including the assumption of mortgage debt of approximately $7.5 million) and the transfer to the limited liability company of approximately $2.8 million in cash, subject to adjustments provided under such agreement. The consideration for the acquisition of these properties and cash would be the surrender of an aggregate of 998,227 Common Units of Grove Operating, L. P. currently owned by these individuals, valued at an amount equal to the cash into which Grove Operating, L.P. Common Units would be converted pursuant to the Merger Agreement and the assumption of approximately $7.5 million of mortgage debt.

Copies of the Merger Agreement and Redemption and Distribution Agreement, absent certain Exhibits and Schedules contemplated in such agreements, are attached as Exhibits 2 and 10, respectively, to the Grove Property Trust Current Report on Form 8-K, dated July 17, 2000, filed with the Securities and Exchange Commission ("SEC") on July 20, 2000. Grove Property Trust, ERP and EQR are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and additional information concerning such companies, as well as copies of the Form 8-K referenced above can be obtained at the sources specified in the section of the Original Solicitation captioned "Additional Information". In addition to the SEC website referenced in such materials, each of Grove Property Trust and EQR maintain their own websites




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




that contain additional information regarding each company. Grove Property Trust's website address is http://www.groveproperty.com. EQR's website address is http://www.eqr.com.

Grove Property Trust and each of its trust managers (the "Individual Defendants") were named as defendants in an action commenced on July 18, 2000 by the filing of a Class Action Complaint by The Taylor Family Trust (the "Plaintiff"). The suit, which was filed in the Circuit Court of Maryland for Baltimore City, purports to be a class action on behalf of the Plaintiff and the public shareholders of Grove Property Trust (other than the defendants and any person, firm, trust corporation or other entity related to or affiliated with any of the defendants). In the complaint, the Plaintiff refers to the proposed Merger Transactions, as well as the proposed transfer of the retail properties owned by Grove Property Trust to a limited liability company owned by four of the executive officers of the Company. The Plaintiff alleges that each of the Individual Defendants breached his fiduciary duty to the holders of Grove Property Trust's Common Shares by, among other things, approving and entering into the Redemption and Distribution Agreement.

The remedies sought by the Plaintiff include a preliminary and permanent injunction enjoining the defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed Merger Transactions, the rescission of the Merger if it is consummated and the award of rescissory damages, an accounting by the defendants for damages alleged to have sustained by the members of the class as a result of the wrongs alleged by the Plaintiff and the award of Plaintiff's costs including reasonable attorneys' fees and expenses.

Grove Property Trust believes that the suit is without merit and intends to defend against the claims vigorously.

In connection with soliciting the requisite consent of Grove Property Trust's shareholders and Grove Operating, L.P.'s Common Unit holders to the Merger Transactions, it is anticipated that one or more proxy statements and a registration statement (collectively, the "Proxy Material") will be prepared and circulated to such persons. Although Grove Operating, L.P. presently anticipates that such Proxy Material will be available for mailing in mid to late September, 2000, some or all of such materials will be submitted to the SEC prior to circulation, as required by applicable law, and it is impossible to state with any certainty when such materials will be available to all unit holders of Grove Operating, L.P.

Those partners who elect to receive their share of the final contingent earnout payment for 929 House in Common Units will ultimately be receiving either cash or an investment in ERP in the event the Merger Transactions are consummated. ERP's business differs in several material respects from the business currently conducted by Grove Operating, L.P., and it is not anticipated that any of Grove Operating's Executive Officers or many of its Senior Management personnel, if any, will be employed by ERP. Certain of these differences, as well as a comparison of certain rights of unit holders under the respective Partnership Agreements of ERP and Grove Operating, L.P. may be described in the Proxy Material contemplated above. Although each holder of Common Units in Grove Operating, L.P. will have the right to vote such Common Units either in favor of or against the transactions contemplated in the Merger Agreement, as described above, Grove Property Trust and certain other shareholders of Grove Property Trust have agreed to vote the 76.7% aggregate Common Units they own in favor of the Merger Agreement and the transactions contemplated under it. Under the terms of Grove Operating's Partnership




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




Agreement, the vote of 66-2/3% of the holders of Grove Operating Common Units is required in order to approve the Merger Transactions. Accordingly, those partners who elect to receive their share of the final contingent earnout payment for 929 House in Common Units should assume that the condition precedent in the Merger Agreement involving the approval of Grove Operating's unit holders will be satisfied, regardless of the way that such partner votes. In the event that a holder of Common Units is not satisfied with any business or investment aspect of the partnership units in ERP after reviewing the Proxy Material and other available information, such holder's only alternative may be to accept the cash conversion price for their Common Units, which will trigger adverse tax consequences that may vary based upon the individual Partner's basis in his or her Common Units and such holder's personal situation. Each Partner is urged to consult with his or her own tax advisor with respect to the federal, state, local and foreign tax consequences to it of the pending Merger Transactions and the election to be made with respect to the final contingent earnout payment for 929 House.

In light of the pending Merger Transactions, it is necessary for each former partner of 929 House who is eligible to receive Common Units to complete a new Confirmation Form, which acknowledges the pending Merger Transactions. This form confirms the continuing accuracy of the representations that you made in the Common Unit Transfer Request Form that was submitted as part of the Execution Documents for the October 1998 closing (e.g., you are an accredited investor, you are acquiring the Common Units for investment purposes and not for resale, etc.). This Confirmation Form must be filled out and returned to Grove in the pre-addressed envelope by August [ ], 2000 if you desire to obtain additional Common Units in connection with this final Contingent Value distribution. Any former 929 House partner who fails to return such Confirmation Form by August 31, 2000 will be presumed ineligible to receive additional Common Units, and will instead be paid their pro rata share of the Contingent Value distribution in cash, rather than Common Units. All Common Units will be deemed issued as of July 7, 2000 with the Share Value calculated as provided in the Conveyance Agreement. We will confirm that your proportionate share of such Contingent Value distribution, in the form of Common Units, has been distributed to you within one week following return of the enclosed Confirmation Form.

If you have any questions concerning this letter or any of the matters referred to above, please contact Grove at the following telephone number and address:
Grove Operating, L.P., 598 Asylum Avenue, Hartford, CT 06105, telephone 1-877-547-1118.

                                         Respectfully yours,

                                         GROVE OPERATING, L.P.
                                         By: GROVE PROPERTY TRUST,
                                                  its General Partner

                                         By:___________________________




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                          LEGENDS TO 929 HOUSE LETTER

NO OFFER OF PARTNERSHIP INTERESTS IN GROVE OPERATING, L.P. IS BEING MADE TO ANY PERSON WHO IS NOT AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D, PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THIS LETTER DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OF ERP OPERATING LIMITED PARTNERSHIP WHICH WILL BE MADE ONLY MEANS OF A PROSPECTUS OF ERP OPERATING LIMITED PARTNERSHIP. INVESTORS IN GROVE OPERATING, L.P. ARE URGED TO READ THE PROSPECTUS TO BE FILED BY ERP WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN IT BECOMES AVAILABLE. SUCH PROSPECTUS WILL BE AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE: http//www.sec.gov.

                          FILED BY GROVE PROPERTY TRUST
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      SUBJECT COMPANY: GROVE PROPERTY TRUST
                          (COMMISSION FILE NO. 1-13080)




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





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                                CONFIRMATION FORM



Grove Operating, L.P. records indicate that you may be eligible to receive Common Units, rather than cash, in connection with the pending third Contingent Value distribution involving the 929 House apartment complex. By signing this Confirmation Form and returning it to Grove Operating, L.P., the undersigned represents and warrants that all of the undersigned's representations, warranties and agreements in the Common Unit Transfer Request submitted to Grove Operating, L.P. in connection with the October 1998 closing with The 929 House Realty Associates remain true and accurate in all respects with respect to the additional Common Units to be issued in connection with the pending third Contingent Value distribution.

Terms that are not defined in this Confirmation Form shall have the meanings given to them in the August 10, 2000 letter, to which this Confirmation Form is appended, that describes the pending merger of Grove Property Trust and Grove Operating, L.P. with ERP Operating Limited Partnership, the July 10, 2000 letter referred to in such August 10, 2000 letter, or in the August 31, 1998 Offer to Exchange distributed in connection with the exchange transaction referred to in such letter.




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                                                       Signature

                                         -------------------------------------
                                                   Please print name

                                         -------------------------------------
                                               Signature if held jointly

                                         -------------------------------------
                                                   Please print name

                                               Date:
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